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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                                  CONRAIL INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               JAMES D. MCGEEHAN
                              CORPORATE SECRETARY
                                  CONRAIL INC.
                               2001 MARKET STREET
                              TWO COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19101
                                 (215) 209-4000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:
                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
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                                  INTRODUCTION


     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on October 16, 1996 (as amended, the "Schedule 14D-9"), with respect to an offer by Green Acquisition Corp., a wholly owned subsidiary of CSX Corporation ("CSX") to purchase an aggregate of 17,860,124 of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:


     On October 23, 1996, (i) Norfolk Southern Corporation ("Norfolk Southern") issued a press release, the full text of which is attached as Exhibit (a)(8) hereto and incorporated herein by reference, announcing its intention to commence a tender offer for all of the outstanding Shares at a price of $100 per Share, net to the seller in cash, and (ii) Conrail issued a press release, filed herewith as Exhibit (a)(9) and incorporated herein by reference, advising Conrail's shareholders that they need not take any immediate action with respect to the unsolicited Norfolk Southern tender offer.


     In addition, on October 23, 1996, Norfolk Southern filed a Complaint for Declaratory and Injunctive Relief in the United States District Court for the Eastern District of Pennsylvania against Conrail, CSX and the directors of Conrail. Norfolk Southern's complaint alleges, among other things, violations of fiduciary duty, of Conrail's Articles of Incorporation and By-Laws, of the PBCL and of the federal securities laws and requests preliminary and permanent injunctive and declaratory relief including, without limitation, (i) an injunction from commencing or continuing a tender offer (such as the Offer) for the Shares, seeking the Company Pennsylvania Shareholder Approval or taking steps to make effective the amendment to Conrail's Articles of Incorporation which is the subject of such approval (the "Articles Amendment"), taking any action to redeem the Common Stock Purchase Rights or render the Common Stock Purchase Rights inapplicable to any offer with respect to Conrail by CSX without, at the same time, rendering them inapplicable with respect to Norfolk Southern's proposed tender offer with respect to Conrail, taking any action to enforce certain provisions of the Merger Agreement, failing to take action to exempt Norfolk Southern's proposal to acquire Conrail from certain provisions of the PBCL and holding the special meeting of Conrail shareholders to obtain the Company Pennsylvania Shareholder Approval (the "Pennsylvania Special Meeting"), and (ii) a declaration that certain "continuing director" provisions in the September 20, 1995 amendment to the July 19, 1989 rights agreement are void. The Norfolk Southern complaint specifically alleges the following misrepresentations and omissions of material fact by Conrail and CSX (capitalized terms used in the following quoted paragraphs not defined herein shall have the meanings set forth in the Norfolk Southern complaint):

     "48. Conrail's Preliminary Proxy Statement contains the following misrepresentations of fact:
          (a) Conrail states that "certain provisions of Pennsylvania law effectively preclude . . . CSX from purchasing 20% or more" of Conrail's shares in the CSX Offer "or in any other manner (except the [CSX] Merger." This statement is false. The provisions of Pennsylvania law to which Conrail is referring are those of Subchapter 25E of the Pennsylvania Business Corporation law. This law does not "effectively preclude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares. The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is unable or unwilling to pay a fair price in cash for 100% of Conrail's stock.

          (b) Conrail states that its "Board of Directors believes that Conrail shareholders should have the opportunity to receive cash in the near term for 40% of [Conrail's] shares," and that "[t]he Board of Directors believes it is in the best interests of shareholders that they have the opportunity to receive cash for 40% of their shares in the near term." These statements are false. First of all, the Conrail Board believes that Conrail shareholders should have the opportunity to receive cash in the near-term for 40% of Conrail's shares only if such transaction will swiftly deliver effective control of Conrail to CSX. Second, the Conrail Board of Directors does not believe that such swift transfer of control to CSX is in the best interests of Conrail shareholders; rather, the Conrail Board of Directors believes that swift transfer of effective control over Conrail to CSX through the CSX Offer will lock-up the CSX Transaction and preclude Conrail shareholders from any opportunity to receive the highest reasonably available price in a sale of control of Conrail.
     49. CSX's Schedule 14D-1 contains the following misrepresentations of fact:


          (a) CSX states that the "purpose of the [CSX] Offer is for [CSX] . . . to acquire a significant equity interest in [Conrail] as the first step in a business combination of [CSX] and [Conrail]." This statement is false. The purpose of the CSX Offer is to swiftly transfer effective control over Conrail to CSX in order to lock up the CSX Transaction and foreclose the acquisition of Conrail by any competing higher bidder.


          (b) CSX states that "the Pennsylvania Control Transaction Law effectively precludes [CSX, through its acquisition subsidiary] from purchasing 20% or more of Conrail's shares pursuant to the [CSX] Offer." This statement is false. The provisions of Pennsylvania law to which Conrail is referring are those of Subchapter 25E of the Pennsylvania Business Corporation law. This law does not "effectively preclude" CSX from purchasing 20% or more of Conrail's stock other than through the CSX Merger. Rather, it simply requires a purchaser of 20% or more of Conrail's voting stock to pay a fair price in cash, on demand, to the holders of the remaining 80% of the shares. The real reason that CSX will not purchase 20% or more of Conrail's voting stock absent the Charter Amendment is that, unlike NS, CSX is unable or unwilling to pay a fair price in cash for 100% of Conrail's stock.

     50. Conrail's Schedule 14D-9 states that "the [CSX Transaction] . . . is being structured as a true merger-of-equals transaction." This statement is false. The CSX Transaction is being structured as a rapid, locked-up sale of control of Conrail to CSX involving a significant, albeit inadequate, control premium.
     51. Each of the Conrail Preliminary Proxy Statement, the CSX Schedule 14D-1, and the Conrail Schedule 14D-9 omit to disclose the following material facts, the disclosure of which are necessary to make the statements made in such documents not misleading:

          (a) That both Conrail (and its senior management) and CSX (and its senior management) knew (i) that NS was keenly interested in acquiring Conrail, (ii) that NS has the financial capacity and resources to pay a higher price for Conrail than CSX could, and (iii) that a financially superior competing bid for Conrail by NS was inevitable.


          (b) That Conrail management led NS to believe that if and when the Conrail Board determined to sell Conrail, it would do so through a process in which NS would be given the opportunity to bid, and that in the several weeks prior to the announcement of the CSX Transaction, defendant LeVan on two occasions prevented Mr. Goode from presenting an acquisition proposal to Conrail by stating to him that making such a proposal would be unnecessary and that Mr. LeVan would contact Mr. Goode concerning NS's interest in acquiring Conrail following (i) the Conrail Board's strategic planning meeting scheduled for September 1996 and (ii) a meeting of the Conrail Board purportedly scheduled for October 16, 1996.


          (c) That in September of 1994, NS had proposed a stock-for-stock acquisition of Conrail at an exchange ratio of 1.1 shares of NS stock for each share of Conrail stock, which ratio, if applied to the price of NS stock on the day before announcement of the CSX Transaction, October 14, 1996, implied a bid by NS worth over $101 per Conrail share.


          (d) That the CSX Transaction was structured to swiftly transfer effective, if not absolute voting control over Conrail to CSX, and to prevent any other bidders from acquiring Conrail for a higher price.


          (e) That although Conrail obtained opinions from Morgan Stanley and Lazard Freres that the consideration to be received by Conrail stockholders in the CSX Transaction was "fair" to such shareholders from a financial point of view, Conrail's Board did not ask its investment bankers whether the CSX Transaction consideration was adequate, from a financial point of view, in the context of a sale of control of Conrail such as the CSX Transaction.


          (f) That although in arriving at their "fairness" opinions, both Morgan Stanley and Lazard Freres purport to have considered the level of consideration paid in comparable transactions, both investment bankers failed to consider the most closely comparable transaction -- NS's September 1994 merger proposal, which as noted above, would imply a price per Conrail share in excess of $101.


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


          (g) That, if asked to do so, Conrail's investment bankers would be unable to opine in good faith that the consideration offered in the CSX Transaction is adequate to Conrail's shareholders from a financial point of view.


          (h) That Conrail's Board failed to seek a fairness opinion from its investment bankers concerning the $300 million break-up fee included in the CSX Transaction.


          (i) That Conrail's Board failed to seek a fairness opinion from its investment bankers concerning the Stock Option Agreement granted by Conrail to CSX in connection with the CSX Transaction.


          (j) That the Stock Option Agreement is structured so as to impose increasingly severe dilution costs on a competing bidder for control of Conrail for progressively higher acquisition bids.


          (k) That the Conrail Board intends to withhold the filing of the Charter Amendment following its approval by Conrail's stockholders if the effectiveness of such amendment would facilitate any bid for Conrail other than the CSX Transaction.


          (l) That the Charter Amendment and/or its submission to a vote of the Conrail shareholders is illegal and ultra vires under Pennsylvania law.


          (m) That the Conrail Board's discriminatory (i) use of the Charter Amendment, (ii) amendment of the Conrail Poison Pill and (iii) action exempting the CSX Transaction from Pennsylvania's Business Combination Statute, all to facilitate the CSX Transaction and to preclude competing financially superior offers for control of Conrail, constitute a breach of the defendant directors' fiduciary duty of loyalty.


          (n) That Conrail's Board failed to conduct a reasonable, good faith investigation of all reasonably available material information prior to approving the CSX transaction and related agreements, including the lock-up Stock Option Agreement.


          (o) That in recommending that Conrail's shareholders tender their shares to CSX in the CSX Offer, Conrail's Board did not conclude that doing so would be in the best interests of Conrail's shareholders.


          (p) That in recommending that Conrail's shareholders approve the Charter Amendment, the Conrail Board did not conclude that doing so would be in the best interests of Conrail's shareholders.


          (q) That in recommending that Conrail shareholders tender their shares to CSX in the CSX Offer, primary weight was given by the Conrail Board to interests of persons and/or groups other than Conrail's shareholders.


          (r) That in recommending that Conrail shareholders tender their shares to CSX in the CSX Offer, primary weight was given to the personal interests of defendant LeVan in increasing his compensation and succeeding Mr. Snow as Chairman and Chief Executive Officer of the combined CSX/Conrail company.


          (s) That the Continuing Director Requirement in Conrail's Poison Pill (described below in paragraphs 54 through 60, adopted by Conrail's board in September 1995 and publicly disclosed at that time, is illegal and ultra vires under Pennsylvania law and therefore is void and unenforceable."



     A copy of the Norfolk Southern complaint is attached hereto as Exhibit
(c)(8), is incorporated herein by reference and the foregoing summary description is qualified in its entirety by reference to such exhibit.


     On October 24, 1996, Conrail issued a press release announcing that a hearing on the preliminary injunction being sought by Norfolk Southern has been scheduled to be heard on November 12, 1996. A copy of the press release is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.


     On October 24, 1996, Norfolk Southern filed with the Securities and Exchange Commission (the "Commission") a Tender Offer Statement on Schedule 14D-1 with respect to its offer to purchase all outstanding Shares referred to above.



ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.


     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:


     (a)(8) Text of press release issued by Norfolk Southern, dated October 23, 1996.


     (a)(9)  Text of press release issued by Conrail, dated October 23, 1996.


     (a)(10) Text of press release issued by Conrail, dated October 24, 1996.


     (c)(8) Complaint in Norfolk Southern et al. v. Conrail Inc., et al. No. 96-CV-7167, filed on October 23, 1996 in the United States District Court for the Eastern District of Pennsylvania.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONRAIL INC.


                                          By /s/ TIMOTHY T. O'TOOLE


                                          --------------------------------------

                                               Name: Timothy T. O'Toole


                                               Title:  Senior Vice
                                                       President -- Finance



Dated as of October 25, 1996


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                                 EXHIBIT INDEX


    EXHIBIT                                   DESCRIPTION                                   PAGE NO.
    --------   --------------------------------------------------------------------------   --------
     *(a)(1)   Offer to Purchase dated October 16, 1996..................................
     *(a)(2)   Letter of Transmittal.....................................................
     *(a)(3)   Text of press release issued by Conrail, dated October 15, 1996...........
     *(a)(4)   Letter to shareholders of Conrail dated October 16, 1996..................
     *(a)(5)   Form of Summary Advertisement dated October 16, 1996......................
     *(a)(6)   Opinion of Lazard Freres & Co. LLC........................................
     *(a)(7)   Opinion of Morgan Stanley & Co. Incorporated..............................
      (a)(8)   Text of press release issued by Norfolk Southern, dated October 23,
               1996......................................................................
      (a)(9)   Text of press release issued by Conrail, dated October 23, 1996...........
     (a)(10)   Text of press release issued by Conrail, dated October 24, 1996...........
         (b)   Not applicable............................................................
     *(c)(1)   Agreement and Plan of Merger dated as of October 14, 1996.................
     *(c)(2)   Conrail Stock Option Agreement, dated as of October 14, 1996..............
     *(c)(3)   CSX Stock Option Agreement dated as of October 14, 1996...................
     *(c)(4)   Form of Voting Trust Agreement............................................
     *(c)(5)   Employment Agreement of Mr. LeVan dated as of October 14, 1996............
     *(c)(6)   Change of Control Agreement of Mr. LeVan dated as of October 14, 1996.....
     *(c)(7)   Pages 4-5, and 9-14 of Conrail's Proxy Statement dated April 3, 1996......
      (c)(8)   Complaint in Norfolk Southern et al. v. Conrail Inc., et al., No.
               96-CV-7167, filed on October 23, 1996 in the United States District Court
               for the Eastern District of Pennsylvania..................................


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* Previously filed.


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